

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2020

Scott W. Lynn
Chief Executive Officer
Masterworks 011, LLC
497 Broome Street
New York, New York 10013

> **Re: Masterworks 011, LLC**
> **Offering Statement on Form 1-A**
> **Supplemental Response filed May 14, 2020**
> **File No. 024-11198**

Dear Mr. Lynn:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2020 letter.

Supplemental Response filed May 14, 2020

General

1. We note your response to comment 3, but we are not persuaded by your response. The landing page of your website includes a statement soliciting investors to "Join an exclusive community of blue-chip art investors," and "Browse paintings to invest in by the most popular blue-chip and established artists." You also provide quotes from other investors, describing the "incredible opportunity" of investing in art. These statements do not appear to be merely describing the Masterworks platform, but soliciting investors to invest in Masterworks offerings. Therefore, please revise the landing page of your website to include the information required by required by Securities Act Rule 255(b)(4). Alternatively, please revise your website to remove statements that appear to suggest you

are soliciting investments in your offerings.

2. We note your response to comment 4, but we are not persuaded by your response. While the sponsored ads do not refer to a specific offering or series asset, these ads appear to solicit an investment through the Masterworks platform, which necessarily includes an investment in one of the Masterworks offerings. Therefore, please confirm that you will revise future sponsored advertisements to ensure compliance with Rule 255 of Regulation A.

Please contact Katherine Bagley at (202) 551-2545 or Jennifer Lopez-Molina at (202) 551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Laura Anthony, Esq.